UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.

(Exact name of Registrant, as specified in its charter)

1500 - 885 West Georgia Street

Vancouver, British Columbia

Canada, V6C 3E8

Tel: (604) 895-2700

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	News release dated March 19, 2026 re: West Fraser Announces Renewal of Normal Course Issuer Bid

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2026

WEST FRASER TIMBER CO. LTD.

/s/ Sean P. McLaren
Sean P. McLaren President and Chief Executive Officer